Exhibit 99.3

Chunghwa Telecom Co., Ltd. and Subsidiaries

Consolidated Financial Statements for the

Nine Months Ended September 30, 2021 and 2020

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In Millions of New Taiwan Dollars)

	September 30, 2021 (Unaudited)		December 31, 2020 (Audited)		September 30, 2020 (Unaudited)
	Amount	%	Amount	%	Amount	%
ASSETS

CURRENT ASSETS
Cash and cash equivalents	$23,577	5	$30,420	6	$17,703	4
Financial assets at fair value through profit or loss	2	—	10	—	7	—
Hedging financial assets	—	—	2	—	8	—
Contract assets	5,340	1	5,331	1	5,170	1
Trade notes and accounts receivable, net	21,382	4	22,622	5	22,596	4
Receivables from related parties	66	—	230	—	690	—
Inventories	13,080	3	12,409	3	15,167	3
Prepayments	5,078	1	2,306	—	4,869	1
Other current monetary assets	5,242	1	6,124	1	5,576	1
Other current assets	3,094	1	2,349	—	3,367	1

Total current assets	76,861	16	81,803	16	75,153	15

NONCURRENT ASSETS
Financial assets at fair value through profit or loss	1,231	—	677	—	700	—
Financial assets at fair value through other comprehensive income	3,335	1	7,193	1	7,633	2
Investments accounted for using equity method	7,044	2	6,695	1	6,806	1
Contract assets	2,376	—	2,495	—	2,357	—
Property, plant and equipment	284,621	57	281,416	56	279,242	56
Right-of-use assets	10,492	2	11,009	2	11,159	3
Investment properties	9,590	2	9,621	2	8,171	2
Intangible assets	85,490	17	90,285	19	91,885	19
Deferred income tax assets	3,015	1	3,133	1	3,349	1
Incremental costs of obtaining contracts	972	—	1,000	—	976	—
Net defined benefit assets	3,929	1	3,373	1	2,285	—
Prepayments	1,892	—	2,214	—	2,341	—
Other noncurrent assets	4,841	1	5,266	1	5,191	1

Total noncurrent assets	418,828	84	424,377	84	422,095	85

TOTAL	$495,689	100	$506,180	100	$497,248	100

	September 30, 2021 (Unaudited)		December 31, 2020 (Audited)		September 30, 2020 (Unaudited)
	Amount	%	Amount	%	Amount	%
LIABILITIES AND EQUITY
CURRENT LIABILITIES
Short-term loans	$66	—	$67	—	$75	—
Short-term bills payable	—	—	6,999	1	11,991	2
Financial liabilities at fair value through profit or loss	—	—	—	—	—	—
Hedging financial liabilities	9	—	—	—	—	—
Contract liabilities	13,905	3	13,437	3	16,184	3
Trade notes and accounts payable	13,696	3	15,591	3	13,256	4
Payables to related parties	485	—	646	—	494	—
Current tax liabilities	4,266	1	6,157	1	3,934	1
Lease liabilities	3,243	—	3,382	1	3,272	1
Other payables	23,670	5	23,988	5	22,190	4
Provisions	258	—	314	—	240	—
Current portion of long-term loans	—	—	1,600	—	1,600	—
Other current liabilities	921	—	1,042	—	956	—

Total current liabilities	60,519	12	73,223	14	74,192	15

NONCURRENT LIABILITIES
Long-term loans	1,600	—	—	—	—	—
Bonds payable	26,976	6	19,980	4	19,979	4
Contract liabilities	6,819	1	7,289	2	6,508	2
Deferred income taxes liabilities	2,188	—	1,967	—	1,954	—
Provisions	133	—	101	—	105	—
Lease liabilities	5,949	1	6,215	1	6,300	1
Customers’ deposits	4,827	1	4,827	1	4,702	1
Net defined benefit liabilities	3,435	1	3,415	1	3,613	1
Other noncurrent liabilities	3,081	1	1,890	—	1,803	—

Total noncurrent liabilities	55,008	11	45,684	9	44,964	9

Total liabilities	115,527	23	118,907	23	119,156	24

EQUITY ATTRIBUTABLE TO STOCKHOLDERS OF THE PARENT
Common stocks	77,574	16	77,574	15	77,574	16

Additional paid-in capital	149,808	30	149,790	30	149,784	30

Retained earnings
Legal reserve	77,574	16	77,574	15	77,574	16
Special reserve	2,676	1	2,676	1	2,676	1
Unappropriated earnings	61,689	12	67,574	13	58,829	11

Total retained earnings	141,939	29	147,824	29	139,079	28

Others	(483)	—	927	—	869	—

Total equity attributable to stockholders of the parent	368,838	75	376,115	74	367,306	74
NONCONTROLLING INTERESTS	11,324	2	11,158	3	10,786	2

Total equity	380,162	77	387,273	77	378,092	76

TOTAL	$495,689	100	$506,180	100	$497,248	100

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In Millions of New Taiwan Dollars, Except Earnings Per Share)

(Unaudited)

	Three Months Ended September 30				Nine Months Ended September 30
	2021		2020		2021		2020
	Amount	%	Amount	%	Amount	%	Amount	%
REVENUES	$50,886	100	$52,171	100	$150,588	100	$148,129	100
OPERATING COSTS	32,046	63	34,506	67	94,997	63	94,698	64

GROSS PROFIT	18,840	37	17,665	33	55,591	37	53,431	36

OPERATING EXPENSES
Marketing	5,134	10	5,143	9	15,063	9	15,393	10
General and administrative	1,222	2	1,150	2	3,805	3	3,512	2
Research and development	936	2	981	2	2,704	2	2,878	2
Expected credit loss (reversal of credit loss)	101	—	(45)	—	188	—	59	—

Total operating expenses	7,393	14	7,229	13	21,760	14	21,842	14

OTHER INCOME AND EXPENSES	(5)	—	286	1	(2)	—	274	—

INCOME FROM OPERATIONS	11,442	23	10,722	21	33,829	23	31,863	22

NON-OPERATING INCOME AND EXPENSES
Interest income	28	—	21	—	74	—	93	—
Other income	211	—	87	—	302	—	417	—
Other gains and losses	411	1	(53)	—	670	—	(82)	—
Interest expenses	(56)	—	(58)	—	(162)	—	(148)	—
Share of profits of associates and joint ventures accounted for using equity method	63	—	101	—	179	—	275	—

Total non-operating income and expenses	657	1	98	—	1,063	—	555	—

INCOME BEFORE INCOME TAX	12,099	24	10,820	21	34,892	23	32,418	22
INCOME TAX EXPENSE	2,876	6	2,563	5	6,446	4	5,865	4

NET INCOME	9,223	18	8,257	16	28,446	19	26,553	18

TOTAL OTHER COMPREHENSIVE INCOME (LOSS)
Items that will not be reclassified to profit or loss:
Unrealized gain or loss on investments in equity instruments at fair value through other comprehensive income	(241)	—	725	1	(1,251)	(1)	395	—
Gain or loss on hedging instruments subject to basis adjustment	5	—	6	—	(11)	—	8	—
Share of remeasurements of defined benefit pension plans of associates and joint ventures	—	—	—	—	1	—	—	—

	(236)	—	731	1	(1,261)	(1)	403	—

Items that may be reclassified subsequently to profit or loss:
Exchange differences arising from the translation of the foreign operations	(16)	—	(52)	—	(64)	—	(132)	—

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In Millions of New Taiwan Dollars, Except Earnings Per Share)

(Unaudited)

	Three Months Ended September 30				Nine Months Ended September 30
	2021		2020		2021		2020
	Amount	%	Amount	%	Amount	%	Amount	%
Share of exchange differences arising from the translation of the foreign operations of associates and joint ventures	$—	—	$(2)	—	$(1)	—	$(3)	—
Income tax relating to items that may be reclassified subsequently to profit or loss	—	—	—	—	—	—	—	—

	(16)	—	(54)	—	(65)	—	(135)	—

Total other comprehensive income (loss), net of income tax	(252)	—	677	1	(1,326)	(1)	268	—

TOTAL COMPREHENSIVE INCOME	$8,971	18	$8,934	17	$27,120	18	$26,821	18

NET INCOME ATTRIBUTABLE TO
Stockholders of the parent	$8,876	17	$7,897	15	$27,429	18	$25,628	17
Noncontrolling interests	347	1	360	1	1,017	1	925	1

	$9,223	18	$8,257	16	$28,446	19	$26,553	18

COMPREHENSIVE INCOME ATTRIBUTABLE TO
Stockholders of the parent	$8,629	17	$8,578	16	$26,109	17	$25,910	17
Noncontrolling interests	342	1	356	1	1,011	1	911	1

	$8,971	18	$8,934	17	$27,120	18	$26,821	18

EARNINGS PER SHARE
Basic	$1.14		$1.02		$3.54		$3.31

Diluted	$1.14		$1.02		$3.53		$3.30

(Concluded)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In Millions of New Taiwan Dollars)

(Unaudited)

	Equity Attributable to Stockholders of the Parent
							Others
							Exchange
							Differences
							Arising	Unrealized
							from the	Gain or Loss			Total Equity
			Retained Earnings				Translation of	on Financial	Gain or Loss on		Attributable to
		Additional		Special	Unappropriated	Total Retained	the Foreign	Assets at	Hedging		Stockholders	Noncontrolling
	Common Stocks	Paid-in Capital	Legal Reserve	Reserve	Earnings	Earnings	Operations	FVOCI	Instruments	Total Others	of the Parent	Interests	Total Equity
BALANCE, JANUARY 1, 2020	$77,574	$149,762	$77,574	$2,676	$65,984	$146,234	$(148)	$735	$—	$587	$374,157	$10,115	$384,272
Appropriation of 2019 earnings
Cash dividends distributed by Chunghwa	—	—	—	—	(32,783)	(32,783)	—	—	—	—	(32,783)	—	(32,783)
Cash dividends distributed by subsidiaries	—	—	—	—	—	—	—	—	—	—	—	(775)	(775)
Unclaimed dividend	—	2	—	—	—	—	—	—	—	—	2	—	2
Change in additional paid-in capital for not proportionately participating in the capital increase of subsidiaries	—	(4)	—	—	—	—	—	—	—	—	(4)	—	(4)
Net income for the nine months ended September 30, 2020	—	—	—	—	25,628	25,628	—	—	—	—	25,628	925	26,553
Other comprehensive income (loss) for the nine months ended September 30, 2020	—	—	—	—	—	—	(123)	397	8	282	282	(14)	268

Total comprehensive income (loss) for the nine months ended September 30, 2020	—	—	—	—	25,628	25,628	(123)	397	8	282	25,910	911	26,821

Share-based payment transactions of subsidiaries	—	24	—	—	—	—	—	—	—	—	24	59	83
Net increase in noncontrolling interests	—	—	—	—	—	—	—	—	—	—	—	476	476

BALANCE, SEPTEMBER 30, 2020	$77,574	$149,784	$77,574	$2,676	$58,829	$139,079	$(271)	$1,132	$8	$869	$367,306	$10,786	$378,092

BALANCE, JANUARY 1, 2021	$77,574	$149,790	$77,574	$2,676	$67,574	$147,824	$(315)	$1,240	$2	$927	$376,115	$11,158	$387,273
Appropriation of 2020 earnings
Cash dividends distributed by Chunghwa	—	—	—	—	(33,404)	(33,404)	—	—	—	—	(33,404)	—	(33,404)
Cash dividends distributed by subsidiaries	—	—	—	—	—	—	—	—	—	—	—	(896)	(896)
Unclaimed dividend	—	2	—	—	—	—	—	—	—	—	2	—	2
Change in additional paid-in capital from investments in associates and joint ventures accounted for using equity method	—	—	—	—	—	—	—	—	—	—	—	—	—
Net income for the nine months ended September 30, 2021	—	—	—	—	27,429	27,429	—	—	—	—	27,429	1,017	28,446
Other comprehensive income (loss) for the nine months ended September 30, 2021	—	—	—	—	1	1	(65)	(1,245)	(11)	(1,321)	(1,320)	(6)	(1,326)

Total comprehensive income (loss) for the nine months ended September 30, 2021	—	—	—	—	27,430	27,430	(65)	(1,245)	(11)	(1,321)	26,109	1,011	27,120

Disposal of investments in equity instruments at fair value through other comprehensive income	—	—	—	—	89	89	—	(89)	—	(89)	—	—	—
Share-based payment transactions of subsidiaries	—	16	—	—	—	—	—	—	—	—	16	51	67

BALANCE, SEPTEMBER 30, 2021	$77,574	$149,808	$77,574	$2,676	$61,689	$141,939	$(380)	$(94)	$(9)	$(483)	$368,838	$11,324	$380,162

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Millions of New Taiwan Dollars)

(Unaudited)

	Nine Months Ended September 30
	2021	2020
CASH FLOWS FROM OPERATING ACTIVITIES
Income before income tax	$34,892	$32,418
Adjustments to reconcile income before income tax to net cash provided by operating activities:
Depreciation	23,748	23,185
Amortization	4,924	3,774
Amortization of incremental costs of obtaining contracts	602	583
Expected credit loss	188	59
Interest expenses	162	148
Interest income	(74)	(93)
Dividend income	(139)	(246)
Compensation cost of share-based payment transactions	14	5
Share of profits of associates and joint ventures accounted for using equity method	(179)	(275)
Loss (gain) on disposal of property, plant and equipment	2	(124)
Gain on disposal of investment properties	—	(152)
Loss on disposal of intangible assets	—	2
Loss on disposal of financial instruments	—	2
Loss (gain) on disposal of investments accounted for using equity method	(3)	4
Provision for impairment loss and obsolescence of inventory	83	608
Valuation loss (gain) on financial assets and liabilities at fair value through profit or loss, net	(527)	79
Others	(128)	(40)
Changes in operating assets and liabilities:
Decrease (increase) in:
Contract assets	111	98
Trade notes and accounts receivable	1,127	4,020
Receivables from related parties	164	(340)
Inventories	(754)	1,710
Prepayments	(2,450)	(2,517)
Other current monetary assets	(408)	277
Other current assets	(745)	(862)
Incremental cost of obtaining contracts	(574)	(616)
Increase (decrease) in:
Contract liabilities	(1)	(1,323)
Trade notes and accounts payable	(1,896)	(2,313)
Payables to related parties	(161)	(160)
Other payables	(1,178)	(2,955)
Provisions	(23)	26

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Millions of New Taiwan Dollars)

(Unaudited)

	Nine Months Ended September 30
	2021	2020
Other current liabilities	$(91)	$(42)
Net defined benefit plans	(537)	(82)

Cash generated from operations	56,149	54,858
Interest paid	(171)	(139)
Income tax paid	(7,999)	(7,809)

Net cash provided by operating activities	47,979	46,910

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of financial assets at fair value through other comprehensive income	(103)	(83)
Proceeds from disposal of financial assets at fair value through other comprehensive income	2,906	—
Acquisition of financial assets at fair value through profit or loss	(44)	(39)
Proceeds from disposal of financial assets at fair value through profit or loss	25	30
Acquisition of time deposits and negotiable certificates of deposit with maturities of more than three months	(16,221)	(3,718)
Proceeds from disposal of time deposits and negotiable certificates of deposit with maturities of more than three months	17,252	5,382
Proceeds from disposal of repurchase agreements collateralized by bonds with maturities of more than three months	—	15
Acquisition of investments accounted for using equity method	(330)	—
Proceeds from disposal of investments accounted for using equity method	9	—
Acquisition of property, plant and equipment	(23,031)	(13,972)
Proceeds from disposal of property, plant and equipment	20	110
Acquisition of intangible assets	(128)	(47,547)
Acquisition of investment properties	—	(54)
Decrease (increase) in other noncurrent assets	346	(131)
Interest received	75	102
Dividends received	335	515
Net cash inflow on acquisition of subsidiaries	—	354

Net cash used in investing activities	(18,889)	(59,036)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from short-term loans	179	115
Repayments of short-term loans	(180)	(134)
Proceeds from short-term bills payable	5,000	41,000
Repayments of short-term bills payable	(12,000)	(29,000)

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Millions of New Taiwan Dollars)

(Unaudited)

	Nine Months Ended September 30
	2021	2020
Proceeds from issuance of bonds	$7,000	$20,000
Payments for transaction costs attributable to the issuance of bonds	(8)	(21)
Decrease in customers’ deposits	(31)	(61)
Payments for the principal of lease liabilities	(2,834)	(2,863)
Increase in other noncurrent liabilities	1,191	253
Cash dividends paid	(33,404)	(32,783)
Cash dividends distributed to noncontrolling interests	(893)	(775)
Change in other noncontrolling interests	53	78
Unclaimed dividend	2	2

Net cash used in financing activities	(35,925)	(4,189)

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(8)	(32)

NET DECREASE IN CASH AND CASH EQUIVALENTS	(6,843)	(16,347)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	30,420	34,050

CASH AND CASH EQUIVALENTS, END OF PERIOD	$23,577	$17,703

(Concluded)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NOTE TO CONSOLIDATED FINANCIAL STATEMENTS

NINE MONTHS ENDED SEPTEMBER 30, 2021 and 2020

(Unaudited)

STATEMENT OF COMPLIANCE

The Company has prepared its consolidated balance sheets as of September 30, 2021 and 2020, the related consolidated statements of comprehensive income for the three months ended September 30, 2021 and 2020, and the related consolidated statements of comprehensive income, changes in equity and cash flows for the nine months ended September 30, 2021 and 2020 in accordance with International Accounting Standards No. 34 “Interim Financial Reporting” as issued by the International Accounting Standard Board (IASB). The consolidated financial statements are incomplete as they omit the related footnote disclosures as required under International Financial Reporting Standards as issued by IASB.